UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

THE NEPTUNE SOCIETY, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

640776  20  9

(CUSIP Number)

August 27, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 640776 20 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Green Leaf Investors I, LLC; FEIN: 95-4874092

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 7,500 (shares issuable upon exercise of a warrant)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 7,500 (shares issuable upon exercise of a warrant)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,500 (shares issuable upon exercise of a warrant)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) <0.1%

12.	Type of Reporting Person (See Instructions) OO

Item 1.
	(a)	Name of Issuer The Neptune Society, Inc., a Florida corporation (the “Issuer”)
	(b)	Address of Issuer’s Principal Executive Offices 4312 Woodman Ave., 3rd Floor, Sherman Oaks, California 91423

Item 2.
	(a)	Name of Person Filing Green Leaf Investors I, LLC (“Green Leaf”)
	(b)	Address of Principal Business Office or, if none, Residence The address of the principal business office for Green Leaf is 4444 Lakeside Drive, Suite 340, Burbank, California 91505.
	(c)	Citizenship Green Leaf is a limited liability company organized under the laws of the State of California.
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 640776 20 9

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: 7,500 shares of Common Stock (shares issuable upon exercise of warrant).
	(b)	Percent of class: Less that one-tenth of one percent.
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote 7,500 shares of Common Stock (shares issuable upon exercise of warrant).
		(ii)	Shared power to vote or to direct the vote 0
		(iii)	Sole power to dispose or to direct the disposition of 7,500 shares of Common Stock (shares issuable upon exercise of warrant).
		(iv)	Shared power to dispose or to direct the disposition of 0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☒.

This statement reports the fact that, as of the date hereof, Green Leaf has ceased to be the beneficial owner of more than five percent of the Issuer's Common Stock.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 24, 2004
(Date)

GREEN LEAF INVESTORS I, LLC
By:	The Apogee Management
Company, Inc.
(Manager)

	By:	/s/ Tom R. Camp
Tom R. Camp,
Chief Executive Officer